Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

June 3, 2010

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:

Jill S. Davis, Branch Chief

Division of Corporation Finance

Via Facsimile: 202-772-9368 or 202-772-9369

Re:

Bullion Monarch Mining, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended April 30, 2009,

Filed August 13, 2009

Form 10-K/A-1 for Fiscal Year Ended April 30, 2009,

Filed September 15, 2009

SEC Comment Letter dated November 5, 2009, and

the Company’s Response dated December 9, 2010

File No. 1-03896

Dear Ms. Davis:

Introduction

In accordance with the conference call on February 24, 2010, with certain principals of the Company, the undersigned, accountants for the Company, and you and Kevin Stertzel, on behalf of the Securities and Exchange Commission, we discussed the adoption by the Company of quasi-reorganization accounting treatment of the Company’s reorganization with Bullion Monarch Company, a dissolved Utah corporation. The discussion included, among other matters, the items outlined in the informal Memorandum of Mr. Stertzel that was forwarded to me on February 23, 2010, entitled “Items to communicate to Bullion Monarch” (the “Stertzel Memorandum”).

Effective June 3, 2010, the Board of Directors adopted the quasi-reorganization accounting treatment of the reorganization as outlined below under the heading “Narrative of Quasi-Reorganization Accounting Treatment” (sometimes call the “Narrative” herein).  In summary, the

Narrative resolved the matters discussed in the Stertzel Memorandum as follows:

*

The effective date of the reorganization is September 27, 2006, when all conditions to the reorganization became binding and were resolved, which was the actual date of the Fairness Hearing conducted by the Utah Division of Securities, based upon the March 30, 2005, Order and Judgment on Amended Stipulation of the Third Judicial District Court in and for Salt Lake County, State of Utah.

*

The debt forgiveness was contingent on the approval of the reorganization and has been accounted for in the quasi-reorganization.

*

The comment about “Earnings” was determined by Mr. Stertzel to no longer be applicable in his email dated March 10, 2010, in response to an email about that question from Shane Edwards, CPA, on March 6, 2010.

*

The Narrative includes the disclosure of the amount of deficit eliminated and the date of elimination, as required.

*

The treasury stock account has been eliminated, effective at September 27, 2006, in the amount of 7,500 shares and associated dollars of $5,507.

*

The Company will file an amended comprehensive 10-K/A-2 Annual Report for the fiscal year ended April 30, 2009 (the “2009 Annual Report”), which will explain and account for the effects of the quasi-reorganization, throughout and in all applicable computations; however, other information contained therein will remain unchanged.  This comprehensive 2009 Annual Report will include, in the footnotes to the annual financial statements, restated quarterly financial statements for the six quarters where 10-Q Quarterly Reports were filed during the fiscal years ended April 30, 2009, and 2008.  Further, the fiscal 2009 and 2008 annual financial statements will be restated.  In addition to filing the amended comprehensive 2009 Annual Report, the Company will also file amended 10-Q/A-1 Quarterly Reports for the quarterly periods ended July 31, 2009, October 31, 2009, and January 31, 2010.  All of these reports will contain restated financial statements reflecting the quasi-reorganization accounting treatment of this reorganization.  These amended reports are anticipated to be filed in approximately 10 days.

*

The Company will also file a 10-K Annual Report for the fiscal year ended April 30, 2010 (Old Bullion), and simultaneously file a Form 10 Registration Statement (New Bullion).  These filings are anticipated to be made directly after the amended filings referenced in the preceding paragraph or within a day or two thereafter.

The net effect of applying quasi-reorganization accounting to the Company’s consolidated balance sheet at September 27, 2006, as outlined in the Narrative of pro forma information below, was to write off the previously recorded $214,500 deferred tax asset against equity, write off $539,245 of debt payable to shareholders/members of management against equity, remove $5,507 of treasury stock against equity and eliminate the accumulated deficit through an adjustment to additional paid-in capital.  The net effect of applying quasi-reorganization accounting to the Company’s consolidated financial statements for periods subsequent to September 27, 2006, was to record the utilization of the $519,757 net operating loss accumulated prior to September 27, 2006, as a direct addition to additional paid-in capital.

The Company understands its need to promptly disclose the foregoing and all of the matters discussed below, and will file an 8-K Current Report with the Securities and Exchange Commission within four business days of the date of this response detailing all of this information, the quasi-reorganization accounting treatment of the reorganization and the restatement of its consolidated financial statements.

On March 8, 2010, I corresponded with Norman Gholson, Esq. of the Chief Counsel’s Office of the Securities and Exchange Commission about his position on whether the Company could continue to have its common stock traded on the OTCBB under its current symbol, “BULM,” so long as current information was filed for Old Bullion during the process of the filing and review of New Bullion’s Form 10 Registration Statement and subsequent submission and review by FINRA of a Form 211 submission for trading of New Bullion’s common stock on the OTCBB by FINRA, only if that was also acceptable to FINRA.  On March 9, 2010, Mr. Gholson advised me that he had no objection to that proposal, and on that same day, I advised Ken Worm, Associate Director, Market Regulation, of FINRA, of Mr. Gholson’s comments to me on the proposal, and Mr. Worm advised me that he had no objection to that proposal, if the Securities and Exchange Commission had no objection.  A copy of this correspondence is being sent to Mr. Worm, with Mr. Gholson’s contact information. In the event Mr. Worm has any objection to what I have indicated herein, I will ask him in an accompanying cover letter to so advise me and Mr. Gholson.

The Company has confirmed with the SEC Edgar system that it can obtain a new CIK for “Bullion Monarch Mining, Inc. (New),” with an explanation that the Securities and Exchange Commission has determined that the Company is not a “successor issuer” of Old Bullion, and explaining that the Company need to keep both companies current for trading purposes as indicated above. The Company will also seek to have the SEC Edgar system reference Old Bullion as (Old), if possible, to avoid confusion and will preface all reports filed with references to the filings of the other until the Form 15 for Old Bullion is filed as indicated below.

The Company anticipates filing a Form 15 for Old Bullion once New Bullion common stock has been approved for quotations on the OTCBB by FINRA and keeping the Old Bullion reports current until that time.  A Press Release will also be disseminated at that time to show the succession of New Bullion as the “reporting issuer,” under the same name, Cusip Number and OTCBB trading symbol.  The Press Release will indicate that all shares issued by New Bullion and Old Bullion since inception; or acquired privately since inception; or traded in the public markets since the Company was approved for quotations of its common stock by FINRA on the OTCBB on December 17, 2007, will continue to be the Company’s shares and the Company’s shareholders; and Old Bullion rights holders who have not exchanged rights for shares under the reorganization will continue to have the same rights of exchange each had under the reorganization, subject to the five year exchange limitation or to the close of business on September 26, 2011. The Company understands that there is no assurance that FINRA will approve its securities for quotations on the OTCBB under New Bullion, but believes that since the same information has been reviewed once and approved, that its possibilities of success in this process will be good, subject to the normal course of review and comment and response required by FINRA through a registered broker dealer.

Narrative of Quasi-Reorganization Accounting Treatment

Bullion Monarch Company (sometimes referred to herein as “Old Bullion”) was incorporated in the State of Utah on May 13, 1948.  In 1999, Old Bullion was administratively dissolved by the State of Utah for inadvertently failing to file its annual reports with the Utah Department of Commerce. The Utah Revised Business Corporations Act does not allow reinstatement after such dissolution after the passage of two years, which time had elapsed when advice of the administrative dissolution of Old Bullion was received. The principals of Old Bullion subsequently organized “Bullion Monarch Mining, Inc.,” a Utah corporation (sometimes referred to herein as “New Bullion”), and effected a court approved reorganization whereby each shareholder of Old Bullion was entitled to exchange rights equal to the number of shares held in Old Bullion for a like number of shares in New Bullion that each such shareholder previously owned in Old Bullion.  The reorganization process was completed on March 31, 2005, by an order of the Third Judicial  District Court (“Court Proceedings”) in and for Salt Lake County, Utah, and, following the reorganization process, a fairness hearing (the “Fairness Hearing”) was conducted by the Utah Division of Securities (the “Division”) on September 27, 2006, where the reorganization was approved following prior notice to the Old Bullion shareholders in the form of an Information Statement reviewed by the Division and mailed to Old Bullion shareholders with current mailing addresses and published in at least two newspapers of general circulation in locations where a majority of the Old Bullion shareholders were believed to have resided.

After undergoing the process described above, Bullion’s management and legal counsel believed that New Bullion was a 12g-3 “successor issuer” to Old Bullion under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Consequently, no Form 15 was filed on Old Bullion; New Bullion did not file a Form 10 Registration Statement as outlined in the Information Statement; and New Bullion  recommenced to file reports with the Securities and Exchange Commission, commencing with a 10-KSB Annual Report for the fiscal year ended April 30, 2006, which contained audited consolidated balance sheets as of April 30, 2006, and 2005, and related consolidated statements of operations, stockholders’ equity and cash flows for the fiscal years ended April 30, 2006, 2005 and 2004 .

Subsequently, the Securities and Exchange Commission (the “SEC”) determined that New Bullion did not meet the technical requirements as a 12g-3 “successor issuer.”  After extensive research by Bullion, its accountants and legal counsel, and various discussions and correspondence with the SEC in respect of these issues, the SEC has indicated that Bullion’s transition from Old Bullion to New Bullion can be handled, from an accounting perspective, as a quasi-reorganization as suggested by Bullion.  The SEC has requested that Old Bullion file a Form 15 to end its reporting status under the Exchange Act and that New Bullion file a Form 10 to become a “reporting issuer” under the Exchange Act. Based upon Bullion’s view of the Court Proceedings and the Fairness Hearing, under the quasi-reorganization accounting method, Old Bullion shareholders retain the same rights of exchange with New Bullion; New Bullion will retain all of the assets and liabilities of Old Bullion; and all shareholders who have purchased shares in Bullion will continue to be Bullion shareholders, but under New Bullion.  These changes are procedural in nature and will have no impact on Bullion’s current business plans or its day-to-day business operations.

Quasi-reorganization accounting allows for the following:

1.

Adjusting assets and liabilities to their fair values, with the net adjustment charged or credited to retained earnings; and then

2.

Elimination of the accumulated deficit by reclassifying amounts to other equity accounts, resulting in a zero balance in beginning retained earnings.

In connection with the application of quasi-reorganization accounting to New Bullion, all of the assets and liabilities transferred from Old Bullion to New Bullion are already recorded at fair value except for the mining properties.  The fair value of the mining properties is greater than historical cost at September 27, 2006, the date of the Fairness Hearing. However, SAB Topic 5, Section S, restricts the use of quasi-reorganization accounting in that a net increase in net assets is not allowed.  Therefore, the quasi-reorganization rules cannot be used as justification to record the mining properties transferred from Old Bullion to New Bullion at fair value.  As a result, New Bullion will retain the mining properties on its consolidated balance sheet at the historical cost of Old Bullion.

In addition to the above quasi-reorganization guidance, accounting standards require that the tax benefits of deductible temporary differences and carryforwards as of the date of a quasi- reorganization are to be reported as a direct addition to contributed capital if the tax benefits are recognized in subsequent years.  In accordance with this guidance, New Bullion eliminated the deferred tax asset at September 27, 2006.  In addition, tax benefits realized (i.e. in the tax returns of New Bullion) after September 27, 2006, from utilization of carryforward tax benefits existing prior to September 27, 2006, are recorded in the financial statements of New Bullion as an adjustment to contributed capital.

Finally, in association with the reorganization, certain stockholders/members of management forgave certain amounts owed them by Old Bullion.  This forgiveness of debt is also included in the quasi-reorganization adjustments.  Below is the consolidated balance sheet for Old Bullion and New Bullion immediately before and after emerging from the reorganization process on September 27, 2006, including the quasi-reorganization adjustments.

(Proforma Consolidated Balance Sheet Quasi-Reorganization Adjustments at September 27, 2006 and Related Footnotes commence on the following page)

BULLION MONARCH MINING, INC.

PROFORMA CONSOLIDATED BALANCE SHEET

QUASI-REORGANIZATION ADJUSTMENTS

SEPTEMBER 27, 2006

	Pre-		To Add Back	To Write	To Record			Post-
	Reorganization	To Conform	the Valuation	Off the NOL	Forgiveness of			Reorganization
	Old Bullion	Equity to	Allowance	Against	Debt Against	To Zero Out	To Zero Out	New Bullion
	September 27,	New Legal	on Deferred	Contributed	Accumulated	Accumulated	Treasury	September 27,
	2006	Structure (a)	Tax Asset (b)	Capital (c)	Deficit (d)	Deficit (e)	Stock (f)	2006
ASSETS
Current Assets:
Cash and cash equivalents	$ 130,343							$ 130,343
Royalties receivable	36,233							36,233
Employee advances	20,700							20,700
Short term loans	41,219							41,219
Total current assets	228,495							228,495
Property and Equipment:
Property and equipment	235,532							235,532
Less accumulated depreciation	(17,877)							(17,877)
Net property and equipment	217,655							217,655
Other Assets:
Mining properties	273,071							273,071
Mineral leases	9,669							9,669
Investments at cost	28,000							28,000
Deferred tax asset	214,500		305,257	(519,757)				-
Patent, net	479,448							479,448
Total other assets	1,004,688							790,188
Total assets	$ 1,450,838							$ 1,236,338
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$ 5,346							$ 5,346
Shareholder loans	541,919				(539,245)			2,674
Accrued liabilities	18,047							18,047
Accrued officers compensation	72,000							72,000
Total current liabilities	637,312							98,067
Noncontrolling interest	98,882							98,882
Stockholders' Equity:
Common stock	4,352,195	(4,311,966)					(8)	40,221
Additional paid in capital	-	4,311,966		(519,757)		(2,787,542)	(5,499)	999,169
Less treasury stock	(5,507)						5,507	-
Accumulated deficit	(3,632,043)		305,257		539,245	2,787,542		-
Total stockholders' equity	714,645							1,039,390
Total liabilities and stockholders' equity	$ 1,450,838							$ 1,236,338

Common Shares Authorized	100,000,000							100,000,000
Common Shares Issued	40,228,510						(7,500)	40,221,010
Common Shares Outstanding	40,221,010							40,221,010

(a)   New Bullion has a par value on its common stock.  Old Bullion had no par value.  This adjustment allocates the proper par value to the common stock category and moves the remainder to additional paid in capital.

(b)  Represents the portion of the net operating loss that was not originally recorded as a deferred tax assets at September 27, 2006  (i.e. represents the amount of the valuation allowance).

(c)  Represents the pre quasi-reorganization tax benefit available to be utilized after the quasi-reorganization; adjustment is reported as a direct addition to contributed capital.

(d)  Certain stockholders/members of management agreed to forgive certain debts related to unpaid compensation and loans as part of the quasi-reorganization.

(e)  The accumulated deficit immediately after a quasi-reorganization is presented at a net amount of zero; the offset is recorded to additional paid in capital.

(f)  All treasury stock is eliminated/retired as a result of the quasi-reorganization

If you have any questions or comments, I would appreciate a call before the 8-K Current Report is to be filed, which I expect to file on June 9, 2010.

Thank you very much for your kind cooperation and assistance.

Yours very sincerely,

                                                                                                                 /s/Leonard W. Burningham

Leonard W. Burningham, Esq.

  cc.

             Kevin Stertzel

Division of Corporation Finance

Securities and Exchange Commission

Norman Gholson

Office of Chief Counsel

Securities and Exchange Commission

Ken Worm

Associate Director, Market Regulation

Financial Industry Regulatory Authority, Inc.

Bullion Monarch Mining, Inc.